SECU [barcode] ISSION

15025268

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD (City) CT. (State) 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON H. DIAMOND 203-418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 20 2015
REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER

Title

Donna Hart

Notary Public expiration 12/31/2019

DONNA HART
Notary Public
Connecticut
My Commission Expires Dec 31, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

DECEMBER 31, 2014

TABLE OF CONTENTS

	Page
CONSOLIDATED FINANCIAL STATEMENT:	
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION	2
NOTES TO CONSOLIDATED FINANCIAL STATEMENT	3-10

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

W have audited the accompanying balance sheet of Herbert J. Sims & Co., Inc. as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014 in conformity with U.S. generally accepted principles.

Fox & Juran

New York, New York

February 25, 2015

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents (Note)	$ 3,357,961
Securities owned at market value (Note)	7,828,913
Accrued interest receivable	63,794
Other receivables	378,562
Due from clearing agent (Note)	6,976,930
Intangible assets	866,750
Loans receivable from employees (Note)	1,923,196
Prepaid expenses	939,255
Property and equipment, net (Note)	771,411
Secured demand note receivable collateralized by marketable securities (Note)	250,000
Deposits (Note)	150,919
TOTAL ASSETS	$ 23,507,691

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 9,003,146
Income taxes (Note)	1,435,026
Subordinated borrowings (Note)	250,000
TOTAL LIABILITIES	$ 10,688,172
STOCKHOLDER'S EQUITY	
Capital stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939
Additional paid in capital	184,212
Retained earnings	13,214,151
Treasury stock	(643,783)
TOTAL STOCKHOLDER'S EQUITY	$ 12,819,519
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,507,691

See Report of Independent Registered Public Accounting Firm
The accompanying notes are an integral part of this consolidated financial statement

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:
Sims Mortgage Funding, Inc.
HJS Advisors, Inc.
Herbert J. Sims Capital Management Inc.

All significant intercompany balances and transactions are eliminated in consolidation.

b. Investment Banking

Investment banking revenues include income and fees, net of direct expenses arising from fixed income securities offerings in which the Company acts as underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

c. Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally three business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

d. Commission Income and Related Clearing Expenses

Acting as a principal, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement basis.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

e. Depreciation

The Company provides for depreciation of assets using the straight line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of economic useful life of the improvement or over the term of the lease. Depreciation and amortization expense was $213,647 for the year.

f. Loan Receivable from Employees

The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $1,923,196 at December 31, 2014. The loans are for an average of five years, are repaid on a monthly basis over their term and are charged a market rate of interest.

g. Cash Equivalents

Cash equivalents are defined as unrestricted short term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

h. Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

i. Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $1,134,633 for the year.

j. Deferred Income Taxes

The Company accounts for deferred income taxes using the asset and liability method. Certain income and expense items are accounted for in different financial reporting periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statement for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred income tax assets, when as determined by management, it is more likely than not that the tax benefit will not be realized.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

j. Deferred Income Taxes (cont'd)

likelihood, based upon their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. SECURITIES OWNED

Securities owned at December 31, 2014 consist of trading securities at fair value as follows:

Municipal bonds - at fair value	$ 7,490,628
Corporate bonds	41,285
Government	297,000
	$ 7,828,913

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, SFAS No.157 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy. Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy.

Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 3,357,961	$ -	$ -	$ 3,357,961
Securities owned:				
Municipal bonds -				
fixed rate	$ 7,228,745	-	-	$ 7,228,745
Corporate bonds	41,285	261,883	-	303,168
Government	297,000	-	-	297,000
	$ 7,567,030	$ 261,883	$ -	$ 7,828,913
	$ 10,924,991	$ 261,883	$ -	$ 11,186,874

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

5. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture	$ 506,022	$ (386,413)	$ 119,609
Equipment	763,333	(244,092)	519,241
Leasehold improvements	244,523	(111,962)	132,561
	$ 1,513,878	$ (742,467)	$ 771,411

6. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

7. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures no earlier than June 30, 2015. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $250,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

8. INCOME TAXES

Income tax provisions of the Company consist of the following:

Current	$ 1,180,000
Deferred	(50,248)
Provision for income taxes	$ 1,129,752

Deferred income taxes payable of $148,706 result from net differences between deferred tax assets and deferred tax liabilities of $370,000 primarily arising from differences in depreciation and amortization of fixed and intangible assets. The Company has provided for deferred income taxes using Federal and state rates of 35% and 8%, respectively.

5. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture	$ 506,022	$ (386,413)	$ 119,609
Equipment	763,333	(244,092)	519,241
Leasehold improvements	244,523	(111,962)	132,561
	$ 1,513,878	$ (742,467)	$ 771,411

6. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

7. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures no earlier than June 30, 2015. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $250,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

8. INCOME TAXES

Income tax provisions of the Company consist of the following:

Current	$ 1,180,000
Deferred	(50,248)
Provision for income taxes	$ 1,129,752

Deferred income taxes payable of $148,706 result from net differences between deferred tax assets and deferred tax liabilities of $370,000 primarily arising from differences in depreciation and amortization of fixed and intangible assets. The Company has provided for deferred income taxes using Federal and state rates of 35% and 8%, respectively.

9. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2014 the Company made no contribution to the plan.

10. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its wholly owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding Inc. and Herbert J. Sims Capital Management, Inc.

All intercompany transactions have been eliminated from the consolidation.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2014, there were no open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, New Jersey, Minnesota, Massachusetts, Maryland, Pennsylvania, Puerto Rico and Texas under agreements extending through March 2019. Minimum annual rentals are as follows:

2015	$ 903,754
2016	766,782
2017	769,100
2018	372,795
2019	23,131
	$ 2,835,562

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2014 cash on deposit in high quality financial institutions exceeded insured bank limits by approximately $3,600,000.

13. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

14. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company's net capital and aggregate

14. MINIMUM NET CAPITAL (CONT'D)

indebtedness, as defined, were $5,855,556 and $8,686,310 respectively. The net capital ratio was 148.34 or 1.4834%. Net excess capital was $5,276,468.

15. ANNUAL REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-1424.

2150 Post Road, Suite 301
Fairfield, CT 06824-5669
800.457.1935
203.256.2378

HJ SIMS

The Compliance Report

We as members of management of Herbert J. Sims & Co. Inc. are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. §240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5. Based on this evaluation, we state the following:

We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules during the most recent fiscal year ended December 31, 2014.

The Internal Control Over Compliance of the Company with Financial Responsibility Rules was effective starting January 1, 2014 to December 31, 2014.

The Internal Control Over Compliance of the Company with Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended December 31, 2014. The Company was in compliance with 17 C.F.R. §240.15c3-1 (Net Capital Rule) and 17 C.F.R. §240.15c3-3(e) (Customer Reserve Requirement) as of the end of the most recent fiscal year ended December 31, 2014.

The information we used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 (Net Capital Rule) and 17 C.F.R. §240.15c3-3(e) (Customer Reserve Requirement) was derived from the books and records of the Company.

For purposes of this statement, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the Financial Responsibility Rules will be prevented or detected on a timely basis. The Financial Responsibility Rules are defined as SEA Rules 17 C.F.R. §240.15c3-1 (Net Capital Rule), 17 C.F.R. §240.15c3-3 (Customer Protection – Reserves and Custody of Securities), 17 C.F.R. §240.17a-13 (Quarter Security Counts), or NASD Rule 2340 that requires account statements to be sent to the customers of the Company.

Dated the 31 day of January 2015

Manual Signatures of:

1) [signature]
Chief Executive Officer & Managing Principal

2) [signature]
Chief Financial Officer & Managing Principal

3) [signature]
Chief Compliance Officer

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined Herbert J. Sims & Co., Inc.'s statements, included in the accompanying compliance report, that:

1. Herbert J. Sims & Co., Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2014;
2. Herbert J. Sims & Co., Inc's internal control over compliance was effective as of December 31, 2014;
3. Herbert J. Sims & Co., Inc. was in compliance with C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and
4. the information used to state that Herbert J. Sims & Co., Inc. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Herbert J. Sims & Co., Inc.'s books and records.

Herbert J. Sims & Co., Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Herbert J. Sims & Co., Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15C3-3, 17 C.F.R. §240.17a-13, or Net Capital Rule of 15c-3-1 that requires account statements to be sent to the customers of Herbert J. Sims & Co., Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Herbert J. Sims & Co., Inc.'s statements based on our examination.

Scope

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Herbert J. Sims & Co., Inc. internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; Herbert J. Sims & Co., Inc. complied with 17 C.F.R. §§240.15c-1 and 240.15c3-3(e) as of December 31, 2014 and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from Herbert J. Sims & Co., Inc's. books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Herbert J. Sims & Co., Inc's compliance with 17 C.F.R. §§240.15c3-1 and §§240.15c3-3(e), determining whether the information used to assert compliance with §§240.15c3-1 and 240.15c3-3(e) was derived from Herbert J. Sims & Co., Inc. books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

In our opinion, Herbert J. Sims & Co., Inc.'s statements referred to above are fairly stated, in all material respects.

FOX & JURAN

New York, New York

February 25, 2015

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT ECONCILIATION

To the Board of Directors of
Herbert J. Sims & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Herbert J. Sims & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Herbert J. Sims & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Herbert J. Sims & Co., Inc.'s compliance with those requirements. This agreedupon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form X17A5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which include the Company's records of revenue and expenses noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fox & Juran

FOX & JURAN

New York, New York
February 25, 2015

SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2014

AS ORIGINALLY FILED FORM SIPC-7

Item No.	
2a. Total revenue	$ 32,625,582
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products.	$ 567,761
(2) Commodity transactions revenue	531,251
(3) Commissions, floor brokerage and clearance paid to SIPC members in connection with securities transactions	$ 369,152
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act.	$ 54,336
(8) Other revenue not related to either directly or indirectly to the securities business: Consulting and asset management fee income from subsidiaries	$ 1,018,999
(9) (i) Interest	$ 17,134
Total deductions	$ 2,558,633
2d. SIPC Net Operating Revenues	$ 30,066,949
2e. General Assessment @ .0025	$ 75,167

2 A General Assessment @ .0025	$ 75,167
B Less payment made July 29,2014 with SIPC-6	$ 31,873
F Assessment balance due and paid February 3, 2015	$ 43,294